650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 19, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ji Shin
Amanda Kim
Stephen Krikorian

Re:	MINDBODY, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on April 29, 2015
Registration Statement on Form S-1
Filed on May 11, 2015
File No. 333-204068

Ladies and Gentlemen:

On behalf of our client, MINDBODY, Inc. (“MINDBODY” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 15, 2015, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on May 11, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on May 11, 2015), all page references herein correspond to the page of Amendment No. 1.

General

1.	We note your response to prior comment 1. In your response letter, please confirm that the co-managers and their affiliates had no involvement with the dissemination of the information.

Securities and Exchange Commission

May 19, 2015

In response to the Staff’s comment, the Company has received confirmation from each of the co-managers of its initial public offering that neither such co-managers nor their respective affiliates had any involvement with the dissemination of the information referenced in prior Comment No. 1.

2.	Please revise your artwork to clearly state that the active consumer data is as of the two-year period ended March 31, 2015.

In response to the Staff’s comment, we have revised the artwork to clearly state that the active consumer data is measured as of the two-year period ended March 31, 2015.

Prospectus Summary

Overview, page 1

3.	We note your response to prior comment 7. Your claim of leadership is within the “online wellness marketplace,” which may include industries and markets beyond the scope of your company, such as online retailers. Please revise to limit your claim of leadership to the industry and market you serve, or advise. Please provide qualitative or quantitative support for your claim of leadership on a global basis. In this regard, we note that you have generated approximately 16% of revenues outside the United States in 2014. With regard to your claim that you are the largest payments platform dedicated to the wellness services industry, tell us whether you have any comparative data for the number or value of transactions processed by your competitors. To the extent you compare unfavorably to your competitors in any material respect, please identify and disclose such limitations. Lastly, please qualify the statement that you have the most complete online client scheduling capability to your belief.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 6, 63, 92 and 103 of Amendment No. 1 to state, “We are the leading online wellness services marketplace” (emphasis added), in order to clarify that the Company’s claim of leadership is limited to wellness services and to remove the reference to global leadership. The Company is the leading online wellness services marketplace because, unlike its competitors, it addresses the wellness services industry as a whole. The Company’s competitors either address specific categories within the wellness services industry or offer generic services not specifically targeted to the wellness services industry. For example, some of the Company’s niche competitors provide software tailored primarily to gyms and studios, while other niche competitors provide software tailored primarily to spas and salons. Other competitors, such as Intuit and Square, provide software with generic scheduling, point-of-sale or payments capabilities that can be applied broadly, but are not focused on the wellness services industry. Yelp provides a generic platform for local business reviews across all verticals. Thus, these competitors either only partially address the wellness services industry by targeting a specific vertical or do not tailor their services for the industry at all. In contrast, the Company provides targeted business management software solutions for companies across each of the categories in the wellness services industry.

Securities and Exchange Commission

May 19, 2015

In addition, in response to the Staff’s comment, we have revised the disclosure on pages 1, 63, 92 and 103 of Amendment No. 1 to indicate that the Company is a leading payments platform dedicated to the wellness services industry (emphasis added). Because the Company is unaware of any competitor with an integrated payments platform dedicated to the wellness services industry, the Company believes it is reasonable to conclude that it is a leading payments platform dedicated to the wellness services industry.

Finally, in response to the Staff’s comment, we have revised the disclosure on pages 4 and 99 of Amendment No. 1 to qualify the statement that the Company has the most complete online client scheduling capability to its belief.

4.	We note your response to prior comment 8. Please also tell us how you considered increased competition and potential downward pricing pressure among local subscribers in concluding that an increase in consumers implies an increase in revenue for subscribers.

We respectfully advise the Staff that the Company’s platform reduces barriers between subscribers and consumers by allowing consumers to discover local wellness services using a geo-located map function, view class and appointment descriptions, schedules and real-time availability, read practitioner biographies and user reviews, and then book and pay for their desired services in a few taps from their mobile device. The Company believes that reducing barriers to transactions between its subscribers and their consumers is driving increased transaction volume and, as a result, increased demand for wellness services. It is important to note that the Company’s business model is not targeted at providing a discount to consumers for patronizing the subscribers’ businesses, in which case there could be potential downward pricing pressure for its subscribers. On the contrary, the Company has had many conversations with subscribers who have indicated that their revenue has grown after adopting the MINDBODY platform. Moreover, the Company has seen no evidence of subscribers cutting prices, including as a result of increased competition. In the absence of falling prices, more consumers and more transaction volume can only translate into increased subscriber revenue. For this reason, we respectfully advise the Staff that the Company continues to believe that its platform helps subscribers boost their revenues.

5.	We note your response to prior comment 10 and that the company does not directly monetize consumers. Please tell us why the number of active consumers is informative to investors, other than to give investors a sense of the general size of the network effect. In this regard, it appears that the key metrics – number of subscribers and payments volume, already provide insight into the size of your network, growth of your network and consumer spending trends. If you continue to include references to the number of active consumers, please clarify throughout the registration statement that consumers are customers of your subscribers not MindBody and that you do not directly monetize these consumers.

Securities and Exchange Commission

May 19, 2015

We supplementally advise the Staff that, while the number of subscribers and payments volume provide insight into the size and growth of the Company’s network, the number of active consumers is also informative to investors because it is a factor that is correlated with, and has historically been an indicator of, growth in these key metrics. For example, as illustrated by the charts on pages 2 and 94 of Amendment No. 1, from 2011 to 2014, there was a correlation between growth in the number of active consumers and growth in subscriber demand, revenue and payments volume.

In response to the Staff’s comment, we have revised the disclosure on pages 2, 51 and 94 of Amendment No. 1 to clarify that “active consumers” are consumers of our subscribers’ services. In addition, we have revised the disclosure on page 64 of Amendment No. 1 to clarify that the Company does not directly monetize these consumers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 65

6.	We note your response to prior comment 24 that you believe that providing an analysis for cohorts composed of subscribers acquired in a more recent period than 2011 would not be as meaningful because it would not fully express the long-term contribution of the cohort. However, you also disclose that the contribution margins of your cohorts will fluctuate from one period to another depending on various factors. Since your contribution margins for other cohorts will fluctuate each year, please tell us what consideration you gave to disclosing revenue by each cohort year within your revenue discussion and analysis in your results of operations.

We respectfully advise the Staff that the Company considered the revenue contribution from cohorts other than the 2011 cohort but does not believe that additional disclosure by each cohort is meaningful for an understanding of the Company’s revenue results. The Company already discloses that, for each of the periods described in Results of Operations, the growth in subscription and services and payments revenue was the result of increases in the number of subscribers, which the Company quantifies. The purpose of the discussion of the 2011 cohort in Our Business Model is to provide investors with an illustration of subscriber economics, specifically, the improved contribution margin of a cohort of subscribers over time. We respectfully advise the Staff that a breakdown of revenue contribution by cohort is not meaningful disclosure for an investor to understand the trends and uncertainties in the Company’s revenue growth. Instead, we believe that the current disclosure in Results of Operations, as well as the disclosure of the Company’s Key Metrics of subscriber growth, average monthly revenue per subscriber, payments volume and dollar-based net expansion rate, provides investors with meaningful disclosure of the growth drivers and trends and uncertainties in the Company’s revenue. We supplementally advise the Staff that, as the

Securities and Exchange Commission

May 19, 2015

Company’s business evolves, in particular as a result of the Company’s tiered pricing model that it introduced in January 2015 (described on pages 107 and 108 of Amendment No. 1), the Company will consider further disclosure in its Results of Operations of any identifiable trends that result.

In addition, in response to the Staff’s comment, we have revised the disclosure on pages 66 and 67 of Amendment No. 1 to indicate that the Company believes the Company’s 2011 cohort is representative of its other cohorts.

7.	You disclose that your 2011 cohort was used to illustrate the economics of your subscriber relationships but you cannot predict the growth rate of other cohorts based on your 2011 cohort. We also note that you disclose revenues by subscription and services, payments, and product and other. Please tell us how you considered separately presenting cost of revenues by such revenue streams.

We respectfully advise the Staff that the Company’s cost of revenue primarily consists of the personnel and associated overhead costs related to the Company’s customer support function and the personnel and technology costs related to operating its integrated cloud-based business management software and payments platform. As the costs in both of these categories are associated with supporting the Company’s subscribers and platform as a whole, the Company does not believe it would be meaningful to investors to allocate these costs between the Company’s subscription and services or payments revenue streams. Further, the Company has not separately disclosed the cost of revenue associated with product and other revenue, as this revenue stream represents less than 10% of the Company’s total revenue for each of the periods presented and is expected to decline as a percentage of total revenue in the future.

Critical Accounting Policies and Estimates

Revenue Recognition, page 84

8.	We note in your response to prior comments 26 and 27 that you have multiple-element arrangements composed of subscription services and support services, as well as hardware that includes embedded software. Please clarify in your disclosures that, in some instances, you have multiple-element arrangements. In this regard, please clearly identify your deliverables, provide a discussion of the selling prices, and explain how the deliverables qualify as separate units of accounting or not. We refer you to ASC 605-25-50-1 through 50-2.

In response to the Staff’s comment, we have revised the disclosure on pages 84, 85 and F-13 of Amendment No. 1 to clarify that, in some instances, the Company has multiple-element arrangements, and to provide a discussion of the deliverables and the selling prices. We supplementally advise the Staff that, in certain circumstances, the Company’s arrangements include multiple elements which may consist of some or all of subscription services, support services and hardware products, which are included in “(Product and other) Revenue.” Out of $3,449,000 in “(Product and other) Revenue” recorded during the year ended December 31, 2014, the hardware products were $1,815,000, of which $768,000 was from the sale of hardware products included in the multiple-element arrangements.

Securities and Exchange Commission

May 19, 2015

9.	We note your response to prior comment 27 that you resell hardware without providing support services. We also note that you do not disclose or present an inventory policy or amounts. In this regard, please tell us what consideration was given to reporting revenue gross or net for such resales. We refer you to ASC 605-45-45.

We respectfully advise the Staff that the Company did not present an inventory policy or separately disclose the inventory amounts because the inventory balance has been immaterial to the Company’s financial statements as a whole. As of December 31, 2014 and 2013, the Company’s inventory balance included in other current assets was $54,000 and $60,000, respectively.

With respect to the hardware sales, the Company determined that it is deemed the principal in its arrangements pursuant to ASC 605-45-45 and records these sales on a gross basis. The Company made this determination primarily on the basis of the following: (1) the Company is the primary obligor in its arrangements; (2) the Company has general inventory risk; (3) the Company has complete latitude in establishing pricing for the hardware; (4) the Company has discretion in supplier selection; (5) the Company has credit risk; and (6) the Company does not earn a fixed dollar amount per customer transaction or a stated percentage of the sales price. The Company is the primary obligor as it is responsible for fulfillment of the hardware, including the acceptability of the hardware purchased by its customers. The Company’s customers enter into contracts directly with the Company for the hardware and do not have arrangements directly with its vendors (the Company separately has arrangements to purchase hardware from its vendors). The Company also has general inventory risk because it purchases hardware inventory prior to orders from its customers and has back-end inventory risk for any customer returns. This inventory risk is not mitigated by any rights to return unsold products or price protections from the Company’s vendors.

Part II. Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

10.	We note that you filed a Form D on April 20, 2015 disclosing the offer of securities beginning on April 6, 2015 in reliance on Rule 506 of Regulation D. Please revise your disclosure beginning on page II-2 to identify the offering(s) made in reliance on Rule 506.

In response to the Staff’s comment, we have revised the disclosure on page II-3 of Amendment No. 1 to identify the offering made on April 6, 2015 in reliance on Rule 506 of Regulation D.

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Securities and Exchange Commission

May 19, 2015

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Richard L. Stollmeyer, MINDBODY, Inc.
Brett White, MINDBODY, Inc.
Kimberly G. Lytikainen, MINDBODY, Inc.

David Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Andrew S. Williamson, Cooley LLP